NORSAT INTERNATIONAL INC.

2011 NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS AND INFORMATION CIRCULAR

MARCH 31, 2011

Table of contents

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS	1

INFORMATION CIRCULAR	2
SOLICITATION OF PROXIES	2
APPOINTMENT AND REVOCATION OF PROXIES	2
VALIDITY OF PROXIES	3
VOTING OF PROXIES	3
ADVICE TO NON-REGISTERED SHAREHOLDERS	3
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	4

MATTERS TO BE ACTED UPON	4
FINANCIAL STATEMENTS	4
ELECTION OF DIRECTORS	4
APPOINTMENT OF AUDITOR	6
INCREASE AUTHORIZED CAPITAL OF COMMON SHARES	6
REMOVAL OF PRE-EXISTING COMPANY PROVISIONS	7
ADOPTION OF NEW ARTICLES	8
ANY OTHER MATTERS	11
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	11
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	11

OTHER INFORMATION REGARDING THE COMPANY	11
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	11
MANDATE AND REPORT OF THE BOARD	11
DIRECTORS’ COMPENSATION	14
EXECUTIVE COMPENSATION	18
MANDATE AND REPORT OF THE AUDIT COMMITTEE	20
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	23
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	23
ADDITIONAL INFORMATION	23
APPROVAL OF CIRCULAR	23

Appendix A – Board Mandate	A-1

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NORSAT INTERNATIONAL INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of Shareholders of NORSAT INTERNATIONAL INC. (the “Company”) will be held at the offices of Norsat International Inc. at Suite 110-4020 Viking Way, Richmond, B.C., V6V 2L4 on Thursday, May 12, 2011 at 2:00 p.m. (Pacific time), for the following purposes:

1.

To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2010, together with the report of the auditors thereon;

2.

To set the number of directors for the Company’s Board of Directors and to elect the directors of the Company for the ensuing year;

3.

To appoint Grant Thornton LLP as the auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

4.

To consider, and if thought appropriate, approve by special resolution an increase of the authorized capital of the Company from 75,000,000 common shares to 100,000,000 common shares;

5.

To consider, and if thought appropriate, approve by special resolution the removal of the pre-existing company provisions;

6.

To consider, and if thought appropriate, approve by special resolution the adoption of new Articles for the Company; and

7.

To transact such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

The directors of the Company have fixed the close of business on April 7, 20011 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting. Only registered shareholders of the Company as of April 7, 2011 will be entitled to vote, in person or by proxy, at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Investor Services Inc., Attention Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, before 10:00 a.m. (Pacific time) on May 10, 2011 or no less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjournment thereof.

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

DATED at Richmond, British Columbia, as of this 11th day of April, 2011.

By Order of the Board of Directors

“Arthur Chin”

Arthur Chin

Chief Financial Officer

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NORSAT INTERNATIONAL INC.

INFORMATION CIRCULAR

This Information Circular is furnished to the shareholders of Norsat International Inc. (the “Company”) by management for use at the Annual General and Special Meeting (the “Meeting”) of the Company (and any adjournment thereof) to be held on May 12, 2011 at the time and place and for the purposes set forth in the accompanying Notice of Annual General and Special Meeting.

The Board of Directors of the Company has approved the contents and the sending of this Information Circular.  All dollar amounts referred to herein are in United States Dollars unless otherwise indicated.

SOLICITATION OF PROXIES

The accompanying form of proxy is being solicited by and on behalf of the management of the Company.  All costs of solicitation by management will be borne by the Company.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost.  In addition, the Company may retain the services of agents to solicit proxies on behalf of management of the Company.  In that event, the Company will compensate any such agent for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities which may be incurred by them in performing their services.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY CROSSING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  The signature must conform to the name of the shareholder(s) as registered.  To be valid, a proxy must be dated and signed by the shareholder(s) or his attorney authorized in writing.  Executors, administrators, trustees or other personal representatives signing on behalf of a registered shareholder(s) should so indicate when signing.  Where common shares are held jointly, either owner may sign.  Where common shares are held by a company, a duly authorized officer or attorney of the company must sign.  If the proxy is executed by the personal representative for an individual shareholder(s) or by an officer or attorney of a corporate shareholder(s), not under its corporate seal, the instrument empowering the personal representative, officer or attorney, as the case may be, or a notarial certified copy thereof, must accompany the proxy.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, Suite 110 - 4020 Viking Way, Richmond, British Columbia, V6V 2L4 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

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VALIDITY OF PROXIES

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting prior to the commencement of the meeting.

A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

VOTING OF PROXIES

COMMON SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY WILL BE VOTED IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made. SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The accompanying form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the accompanying form of proxy to vote in accordance with their best judgement on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter, which may be presented to the Meeting.

ADVICE TO NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the Company’s records or validly appointed proxy holders are permitted to vote at the Meeting. Most shareholders are “non-registered” shareholders because their shares are registered in the name of a nominee, such as a brokerage firm, bank, trust company, trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan or a clearing agency such as CDS Clearing and Depository Services Inc. (a “Nominee”). If you purchased your shares through a broker, you are likely a non-registered shareholder.

Both registered and non-registered shareholders will receive these Meeting materials. If you are a non-registered shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your common shares of the Company on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding your common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as set out in the Voting Instruction Form.

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VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company’s authorized capital consists of 75,000,000 common shares without par value, of which 58,362,532 common shares are issued and outstanding as at March 31, 2011.

Only persons registered as shareholders on the books of the Company as of the close of business on April 7, 2011 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at Computershare’s principal offices in Toronto and Vancouver, and at the Meeting.

To the knowledge of the directors and executive officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.

MATTERS TO BE ACTED UPON

FINANCIAL STATEMENTS

The consolidated financial statements of the Company for the fiscal year ended December 31, 2010, and the auditors’ report thereon, will be presented at the Meeting and have been filed on SEDAR along with related Management’s Discussion and Analysis (“MD&A”) at www.sedar.com.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Each of the nominees named below has consented to act as a director of the Company. In the event the Company is advised prior to the election of directors at the Meeting that any such individual is unable or unwilling to so act, a completed proxy will confer discretionary authority on the proxy holder so named to vote for the election of such other individual who may be nominated at the Meeting. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia).

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The size of the Board of Directors of the Company is currently determined at four. The following table and notes thereto state the name of each person proposed to be nominated by management for election as a director, the province or state and country in which he/she is ordinarily resident, all offices of the Company now held by him/her, his/her principal occupation, the period of time for which he/she has been a director of the Company, and the number of common shares of the Company beneficially owned by him/her, directly or indirectly, or over which he/she exercises control or direction, as at the date hereof:

Name, Province or State and Country of Residence	Position with the Company	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned, Controlled or Directed (1)	Unexercised Options as at December 31, 2006
Fabio Doninelli (2) Chiasso, Switzerland	Chairman	President and Board Member of Prismafin S.A., an international investment organization.	March 2011	1,985,575 (3)	177,000
Joesph Caprio (2) New York, USA	Director	Proprietor and President of Cooperative Collegiate Services, a management and business services company.	May 2005	138,936 (4)	26,850
Amiee Chan British Columbia, Canada	Director, President and Chief Executive Officer (originally VP Operations)	Director, President and Chief Executive Officer of the Company	July 2009	458,536	26,850
James Topham (5) British Columbia, Canada	N/A	Corporate Director and Advisory Board Member of several public and private technology companies and other organizations. Chief Financial Officer, dPoint Technologies Inc. a manufacturer of Energy Recovery Ventilator Cores and Fuel Cell Humidifiers. Formerly a Partner at KPMG LLP, Chartered Accoutants.	N/A	Nil	26,850

Notes:

(1)

The information as to Common Shares beneficially owned or over which a director or nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors or nominees individually.

(2)

Member of the Audit Committee.

(3)

Mr. Doninelli by virtue of his position as President of Prismafin S.A., exercises direction over 1,985,575 common shares of the Company held by Prismafin S.A.

(4)

Mr. Caprio directly owns 114,386 shares of the Company. By virtue of Mr. Caprio’s spouse, he exercises direction over an additional 24,550 shares of the Company, bringing his total ownership to 138,936.

(5)

Proposed Chair of the Audit Committee.

Corporate Cease Trade Orders, Bankruptcies

No proposed director of the Company is or has been, within the past 10 years, a director, chief executive officer or chief financial officer of any company that,

(a)

was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, for more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

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(b)

was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, for more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company is or has been, within the past 10 years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the past 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties and Sanctions

No nominated director of the Company has been subject to any penalties or sanctions.

Directors’ and Officers’ Liability Insurance

The Company has purchased, at its expense, Directors’ and Officers’ Liability Insurance. On May 1, 2009, Directors’ and Officers’ liability insurance coverage was US$3,000,000. Total premiums paid amounted to US$43,943. Effective June 30, 2010 the coverage was increased to US$5,000,000 and total premiums expensed in 2010 totaled US$45,597.

APPOINTMENT OF AUDITOR

At the Meeting the shareholders will be asked to appoint Grant Thornton LLP, Chartered Accountants as the auditor of the Company to hold office until the close of the next annual general meeting of shareholders and to authorize the directors to fix their remuneration.  Grant Thornton LLP has been the auditor of the Company since March 29, 2010.

The persons named in the accompanying form of proxy intend to vote in favour of the resolution appointing Grant Thornton LLP, Chartered Accountants, unless the shareholder who has given the proxy has directed that the Common Shares represented thereby be withheld from voting in respect of the appointment of auditors.

INCREASE AUTHORIZED CAPITAL OF COMMON SHARES

On March 29, 2006 the Company Act (British Columbia) (the “BCCA”) was replaced by the Business Corporations Act (British Columbia) (the “BCA”).  All companies currently incorporated under the BCCA are required to complete a transition application to the BCA.

On March 28, 2006, the Company filed a transition application with the Registrar of Companies to comply with the BCA.

Management of the Company wishes to increase the authorized capital of the Company from 75,000,0000 Common Shares without par value to 100,000,000 Common Shares without par value as it will encourage further equity investment in the Company.

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The alteration of the capital of the Company requires approval by a special resolution of the shareholders, being a resolution passed by a majority of not less than three-quarters of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the general meeting of a company.

Accordingly, shareholders will be asked to approve the following special resolution in order to alter the Notice of Articles of the Company:

Resolved, as a special resolution, that:

1.

the Company is authorized to increase its authorized capital from 75,000,000 Common Shares without par value to 100,000,000 Common Shares without par value and the Notice of Articles of the Company be altered to reflect the altered authorized share structure of the Company;

2.

any one officer or any one director of the Company be authorized to instruct its agents to file a Notice of Alteration with the Registrar of Companies along with all other necessary documents and take such further action that may be necessary to effect the amendment and to take all further action as may be required to give effect to this resolution;

3.

the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company’s records office;

4.

the Notice of Alteration be electronically filed with the Registrar of Companies; and

5.

the Board of Directors of the Company be authorized, at any time in its absolute discretion, to revoke the special resolution before it is acted on without further approval, ratification or confirmation by the shareholders.

The Board of Directors recommends that shareholders vote in favour of the special resolution.  In the absence of a contrary instruction, the persons named in the accompanying form of proxy intend to vote in favour of the special resolution.  The above special resolution, if passed, will become effective immediately upon the filing of a Notice of Alteration with the Registrar of Companies.

REMOVAL OF PRE-EXISTING COMPANY PROVISIONS

Under the BCA, every “pre-existing company” remains subject to certain “Pre-existing Company Provisions” which mirror those previously contained in the BCCA unless such provisions are removed with the approval of the shareholders by way of special resolution.  Such Pre-existing Company Provisions include the following provisions relevant to the Company:

•

The majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders.  Under the BCA a special resolution may be passed with a minimum two-thirds vote; and

•

A repurchase or redemption of shares can only be offered pro-rata to all shareholders.  This provision has been removed under the BCA.

In order to take full advantage of the flexibility offered by the BCA, the Board proposes to remove the Pre-existing Company Provisions in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the BCA.  The removal of the Pre-existing Company Provisions requires the affirmative vote of not less than three-quarters of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy.  Accordingly, the Company’s shareholders will be asked to consider and, if deemed advisable to pass, with or without amendment, the following special resolution:

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Resolved, as a special resolution, that:

1.

the Pre-Existing Company Provisions set forth in Table 3 for the purposes of section 442.1 of the BCA  be removed and no longer be applied to the Company;

2.

any one officer or any one director of the Company be authorized to instruct its agents to file a Notice of Alteration with the Registrar of Companies along with all other necessary documents and take such further action that may be necessary to effect the amendment;

3.

the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company’s records office;

4.

the Notice of Alteration be electronically filed with the Registrar of Companies; and

5.

the Board of Directors of the Company be authorized, at any time to its absolute discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders.

The Board of Directors recommends that shareholders vote in favour of the special resolution.  In the absence of a contrary instruction, the persons named in the accompanying form of proxy intend to vote in favour of the special resolution.  The above special resolution, if passed, will become effective immediately upon the filing of an alteration to the Notice of Alteration with the Registrar of Companies.

ADOPTION OF NEW ARTICLES

The existing articles (the “Existing Articles”) of the Company were adopted prior to March 29, 2004.  The Articles of a company, among other things, set out rules for the conduct of its business and affairs.  Pursuant to the BCA, it is desirable to update the Company’s Articles (the “New Articles”).

The New Articles in their proposed form are available for inspection during regular business hours for the period before the Meeting at the registered office of the Company, Suite 110 - 4020 Viking Way, Richmond, British Columbia, V6V 2L4.  A copy of the New Articles will be available at the Meeting and they are also described in this Information Circular.  The amendments principally reflect the provisions of the BCA that modernize British Columbia corporate legislation.  The New Articles do not include a number of provisions in the existing Articles (the “Existing Articles”) that are now covered by the BCA to avoid the possibility of conflict or the possibility of having to comply both with the statutory provision and a corresponding but different provision in the New Articles and include the use of the new terminology adopted under the BCA.  For example, “members” are now “shareholders” and “register of members” is now “central securities register” under the BCA.  Most of these terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend or are largely housekeeping matters.

Set out below is a discussion of certain changes proposed under the New Articles.  These proposed changes include substantive changes and changes that are simply a result of changes under the BCA.

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Borrowing Powers

Under the Existing Articles, the Company may borrow money, issue bonds, debentures and other debt obligations and mortgage, charge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).  Under the BCA, companies are now also permitted, without restriction (other than general corporate governance principles), to guarantee repayment of money by any other person or the performance of any obligation of any other person.  This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business.  As a result, the New Articles provide that the Company may guarantee the repayment of money by any other person or the performance of any obligation of any other person.  Management believes that it is in the best interests of the Company to allow for such guarantees to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interests of the Company.

Share Certificates

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company held.  Under the BCA, a shareholder is now entitled to a share certificate representing the number of shares of the Company held or a written acknowledgement of the shareholder’s right to obtain such a share certificate.  As a result, the New Articles provide for this additional right.  The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transmissions.

Indemnity Provisions

Under the BCCA, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances.  The Existing Articles provided for the Company to indemnify directors, subject to the provisions of the BCCA.  Under the BCA, the Company is now permitted (and is, in some circumstances, required) to indemnify a past or present director or officer of the Company or an associated corporation without obtaining prior court approval in respect of an “eligible proceeding”.  An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of the Company.  However, under the BCA, the Company will be prohibited from paying an indemnity if:

(a)

the party did not act honestly and in good faith with a view to the best interests of the Company;

(b)

the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(c)

the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles propose to require the Company to indemnify directors, officers and other persons, subject to the limits imposed under the BCA.  Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers and others, subject to the limits and conditions of the BCA in order to attract the best possible individuals to act.

The Existing Articles permitted a director to appoint another director as his alternate.  The New Articles permit a director to appoint anyone as his alternate, as long as that person is qualified to act as a director.

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Amendment of Articles and Notice of Articles re Share Capital

The New Articles provide that the general authority required to amend all provisions of the Company’s Articles and the Notice of Articles relating to the authorized share structure and the attachment of special rights and restrictions thereto, including any changes therein, is an ordinary resolution.  The default provision under the BCA would be a special resolution.  The New Articles also provide that the attachment, variation and deletion of special rights and restrictions must be authorized by ordinary resolution.  If the amendment prejudices or interferes with the rights or special rights attached to any class of issued shares, by the provisions of the BCA, the consent of the holders of that class of shares by a special separate resolution is also required.  Under the New Articles, a special resolution will be require for passage by a majority of two-thirds rather than three-quarters of the votes cast.  A general special resolution also requires a majority of two-thirds rather than three-quarters of the votes cast.

Shareholders’ Meetings

In addition to reflecting the present notice and other provisions of the BCA relating to shareholders’ meetings, the New Articles provide that shareholders’ meetings may be held at such place as is determined by the directors.

The New Articles permit the giving of notice to shareholders, directors and officers by fax or e-mail in addition to regular mail or personal delivery.

Officers

Under the Existing Articles, the Company was required to have at least a President and Secretary as officers, and separate individuals were required to hold those positions.  In addition, the Chairman and President were required to be directors.  However, under the BCA, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements leaving the Company free to continue or discontinue these practices.  Management and the Board believe that by removing these restrictions the Company will have increased flexibility in meeting its corporate governance obligations.

Disclosure of Interest of Directors

Under the BCA, the provisions relating to the disclosure of interest by directors have been revised and updated.  As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions contained in the BCCA and refer to the provisions contained in the BCA.

Accordingly, shareholders will be asked to approve the following special resolution in order to adopt the New Articles for the Company:

Resolved, as a special resolution, that the Company adopt a new form of Articles in compliance with the Business Corporations Act (British Columbia) and substantially in the form as tabled at the Meeting, with such non-material amendments as the directors may approve prior to the filing of any Notice of Articles, and that the new form of Articles not take effect until this resolution is received for deposit at the records office of the Company and the Notice of Alteration is electronically filed with the Registrar of Companies.

The Board of Directors recommends that shareholders vote in favour of the special resolution.  In the absence of a contrary instruction, the persons named in the accompanying form of proxy intend to vote in favour of the special resolution.

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ANY OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon, other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Information Circular, none of the directors or executive officers of the Company, nor any proposed management nominee for election as a director of the Company, nor any shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, nor any associate or affiliate of any of the foregoing persons had, since January 1, 2010 (being the commencement of the Company’s last completed financial year), any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

OTHER INFORMATION REGARDING THE COMPANY

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company’s Board of Directors and senior management consider good corporate governance to be central to the effective, efficient and prudent operation of the Company. During the past year, both management and the Board have monitored and, where appropriate, responded to regulatory developments aimed at improving corporate governance practices, increasing corporate accountability and enhancing the transparency of public company disclosure and will continue to monitor the developments in corporate governance practices.

MANDATE AND REPORT OF THE BOARD

The Board believes that its principal responsibility is to foster the long-term success of the Company in a manner consistent with the Board’s responsibility to the Company’s shareholders to maximize shareholder value and provide strategic oversight.  It has statutory obligations to act in the best interests of the Company and it has fiduciary responsibilities to the shareholders.

The Board is committed to ensuring it can function independently of management and it is accountable to the shareholders of the Company.  The Board strives to effectively manage the business and affairs of the Company by adopting best practices in corporate governance in order to enhance shareholder value.

To achieve its objective, the Board has developed a governance system of interrelated principles, structures and processes which is designed to, among other things: (i) enable the Board to carry out all its responsibilities; (ii) assist the Board in evaluating and improving its performance; and (iii) achieve high standards of governance, which will ultimately help promote management accountability and will ensure the Board functions independently from management.

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The Board has developed and adopted a Board Mandate (the “Mandate”) that contains terms of reference to assist the Board and management in determining responsibilities and maintaining effective communication between the Board and management.  The Mandate is attached hereto as Appendix “A”.  The Mandate includes Charters of the Committees of the Board, the Audit Committee and the Compensation Committee.  The Mandate also addresses director compensation, director criteria and search process and a board and director evaluation process.

Membership

The Board considers a director to be independent if the director would be independent for the purposes of National Instrument 58-101 - Disclosure of Corporate Governance Practices and National Policy 58-201 - Corporate Governance Guidelines.  Three of the four directors of the Company are independent, they are Fabio Doninelli, Joseph Caprio and Margaret Good.  Amiee Chan is also the President and Chief Executive Officer of the Company; by holding these management positions she is not considered to be independent.

The following directors or proposed directors of the Company are directors of reporting issuers or the equivalent in a foreign jurisdiction:

Meetings

The following table sets out the attendance record of directors of the Company during the year ended December 31, 2010:

Notes:

(1)

Passed away on February 19, 2011.

(2)

Appointed to the Board on May 7, 2010.

(3)

Resigned from the Board on May 6, 2010.

There is an opportunity for a separate meeting of independent directors from management during every Board Meeting or at specifically arranged meetings of independent directors.

Position Descriptions

Because of the small size of the Board, the Board has not developed written position descriptions for the Chair and the Chair of each Board committee.  The Chairman of the Board is an independent director.  His role is to preside over all meetings of the Board, serve as a liaison with the other independent directors, consult regarding agendas and information sent to the Board and notifies other Board members regarding any legitimate shareholder concerns of which he becomes aware. The Chair of each committee, in consultation with each committee member, will determine the frequency and length of committee meetings and will develop the committee’s agenda.

12

The Board and CEO have not developed a written position description for the CEO; however, a summary of responsibilities is included in the Employment Agreement with the Company.  The directors are kept fully informed of management actions that have a material impact on the operation and performance of the Company.  All material contracts and agreements are put before the Board for approval and/or ratification.  The Board has charged the CEO with the responsibilities for the day to day running of the Company and to propose strategic direction, policies and financial goals for the review, consideration and approval of the Board.

Orientation and Continuing Education

The Board ensures that all new directors receive a comprehensive orientation. In addition to having extensive discussions with the Chairman of the Board and the CEO with respect to the business and operations of the Company, a new director receives an orientation package, which includes a record of public and other information concerning the Company, prior Board briefing packages and prior minutes of meetings of the Board of Directors and applicable Committees. Each director assumes responsibility for keeping themselves informed about the Company’s business and relevant developments outside the Company which affect its business. Individual directors also periodically attend conferences and seminars related to the industry and governance matters organized by professional organizations. Management assists directors by providing them with regular updates on relevant developments and other information which management considers of interest to the Board. The Board also meets regularly to discuss issues outside of the presence of management.

In addition, the directors annually take part in tours of the Company’s operations in order to assist the directors in better understanding the Company’s business. These tours include informal presentations and discussions with management and employees. The Board also encourages senior management to ensure that employees who are seen as potential future senior executives of the Company interact with the Board from time to time to allow the Board members themselves to assess that future potential.

Code of Business Conduct

The Company’s Board adopted a Code of Business Conduct (the “Code”), which applies to all directors, officers and employees of the Company.

The Board monitors compliance with the Code by requiring that all employees have read and signed the Codes (as applicable to them) and by charging management with raising to the Board’s attention any issues that arise with respect to the Code. In addition, the Board has adopted a Whistle-Blower Procedure and process, which allows for anonymous submission of complaints or issues relating to the Code or to any accounting or financial improprieties that may arise. Should any Director or Officer depart from or violate the Code, a material change report is required to be filed. There have been no such departures or violations, and hence no material change reports have been filed in 2010 related to departures from or violations of the Code.

Nomination of Directors

When a Board vacancy occurs or an increase in the size of the Board is contemplated, the directors will recommend qualified individuals for nomination to the Board.  The directors will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company.

Because of the small size of the Board, the Board has not appointed a separate nominating committee to be responsible to propose and assess potential new directors.  At present, a majority of the directors are independent of management of the Company, which will encourage an objective nomination process.

13

Assessments

Ensuring the effectiveness of the Board is an ongoing process. A formal system for evaluation of the Board as a whole has been established and is performed annually.

Each year the Board formally reviews its own performance, the performance of each committee of the Board and the performance of the Chief Executive Officer. The Board has not formalized an individual director peer assessment because the Board has determined the comprehensive performance assessment that it performs for the Board as a whole and its various committees gives the Chair sufficient information on individual director’s performance.

Compensation

Report on Directors’ Compensation

Management reports to the Board once a year the status of Board compensation in relation to other companies.  As part of a Director's total compensation and to create a direct linkage with corporate performance as well as shareholder value, the Board believes that a meaningful portion of a Director's compensation shall be provided and held in stock options.  Changes in Board compensation, if any, will come with the full discussion and concurrence by the Board.

The following table is the directors’ fee structure for the year ended December 31, 2010:

Chairman of Board of Directors	Cdn $30,000
Chairman of Audit Committee	Cdn $25,000
Other Board Members	Cdn $20,000

Effective July 29, 2009, fees of Cdn $5,000 per year are paid to each director responsible for the Company’s U.S. or the Swiss subsidiaries. Each director is also paid a fee of Cdn $500 for each directors’ meeting attended.

DIRECTORS’ COMPENSATION

Summary Compensation Table

In addition to the reimbursement of reasonable travel and lodging expenses, the following table sets forth details of total compensation in Canadian dollars for each Director of the Company for the year ended December 31, 2010:

Notes:

(1)

Mr. Doninelli passed away on February 19, 2011.

(2)

Ms. Good joined the board on May 7, 2010 and received a proration of her annual fees as director and audit committee chair.

(3)

Mr. Sharpe resigned from the board on May 6, 2010 and received a proration of his annual fee as director and audit committee chair.

There were no other arrangements under which independent directors were compensated during 2010. No independent directors earned any compensation during 2010 for consultancy or other services provided to the Company.

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Outstanding share-based awards and option-based awards

The following table sets forth details of outstanding awards for each Director of the Company as at December 31, 2010:

Notes:

(1)

Calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2010, less the exercise price of the stock option(s).

(2)

Mr. Doninelli passed away on February 19, 2011.

(3)

Mr. Sharpe resigned from the board on May 6, 2010.

Incentive plan awards – value vested or earned during the year

The following table sets forth details of the aggregate dollar value that would have been realized if awards had been exercised on the vesting date and the value of non-equity compensation earned during the year ended December 31, 2010 for each Director of the Company:

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Compensation (continued)

The Board dissolved the Compensation Committee by unanimous vote on November 9, 2006. All functions of the Compensation Committee are performed by the independent members of Board.

The independent members of the Board have prepared the following report on executive compensation:

Report on Executive Compensation

Compensation Discussion and Analysis

The Board reviews and gives final approvals with respect to the Company’s Executive Compensation Plan and Stock Option Plan. The Board sets the compensation of the Chief Executive Officer, reviews and approves management’s recommendations for compensation and bonuses for senior management and grants of stock options. The Board is also responsible for reviewing executive management succession and development plans.

Compensation Objectives

The Company has established compensation policies to address the following objectives:

➢

To assist the Company to attract and retain highly qualified individuals.

➢

To reward employees annually for achieving financial results.

➢

To create among employees a sense of ownership in the Company and to align the interests of the employees with those of the shareholder.

➢

To create a variable component to compensation that is linked to the Company’s business strategy, the Company’s ability to pay and the employee’s ability to influence results.

➢

To ensure competitive compensation that is also financially affordable for the Company.

➢

To provide a rational methodology for incentive compensation and stock option grants that employees understand and support.

➢

To attract and retain talented individuals to lead those functions important to the Company’s success.

The Company has a “results oriented” compensation plan creating a significant variable component to compensation that is linked to key operating metrics. The Company’s compensation plan is comprised of a combination of base salary, an annual cash incentive plan, an annual incentive stock option award, and benefits.  To ensure competitiveness, the Company participates in annual compensation surveys, conducted by independent consultants, of salaries, benefits and other incentive programs in the high technology industry in Canada.

Base Salary and Benefits

Base salaries for the executives are targeted, on average at the 75th percentile of the comparator group (see above) and other relevant external market data as well as the individual’s skill performance, and experience. In addition to the base salary, the Company offers a benefit package to all employees to cover group life insurance, health and dental, and a group Registered Retirement Savings Plan (RRSP). Executives also receive a car allowance.

Annual Cash Incentive Compensation Plan

In January 2004, an annual cash incentive compensation plan was introduced to all employees based on the objectives previously discussed. Payments under this plan are determined based on the Company’s performance and success in achieving specific operating targets together with the performance of the employee relative to key individual performance objectives. The significant considerations in determining bonuses for the executive officers include revenue and income objectives as well as personal achievements that contribute to the company’s success. Seventy percent of the executive’s bonus is determined by corporate results and thirty percent is based on individual performance.

16

On October 5, 2006, as a result of the executive compensation review, the Company’s Board of Directors passed a resolution to amend the executives’ bonus evaluation criteria. The new plan is designed to measure executives’ bonuses one hundred percent based on the Company’s performance and weighted 33% on achievement of annual revenue targets and 67% on annual profit targets. Furthermore, no bonus shall be paid to executives if the Company is not profitable. The performance bonuses for executives are determined as a percentage of base salary and calculated at 75% of base salary for the CEO and 37.5% of base salary for all other executives. Additionally, the bonus payment is affected by a multiplier based on the pre-approved target range for both revenue and profit performance objectives. The multiplier ranges from 0.5x to 2.0x.

The performance bonus amount is the sum of the two elements and calculated as follows:

Multiplier for annual revenue target multiplied by 33% multiplied by base salary multiplied by corresponding percentage (75% or 37.5%)  plus the Multiplier for annual profit target multiplied by 67% multiplied by base salary multiplied by corresponding percentage (75% or 37.5%)

Overall the targets for the plan were set very high but with attainable goals.  So, while the performance of the Company for 2010 was positive, it was not at the level previously agreed with the Board.   As a result, for executives, the fiscal 2010, a corporate multiplier was determined to be 0.0x of target.

Annual Incentive Stock Option Award

The Board believes that all employees should have a stake in the Company’s future and that their interests should be aligned with the interests of the shareholders. To this end, the Board determines the overall amount of the stock option award to directors, officers and employees, primarily based on whose decisions and actions can have the greatest impact on the Company’s performance. These option-based awards are granted under the Company’s Stock Option Plan.  The Company considers previous awards of option-based awards when considering new grants.  Awards, if any, typically have a five-year term and vest in two years.

No stock options were awarded for fiscal 2010’s performance.

Performance Graph

The following graph compares the yearly change over the past five years in the cumulative total shareholder return on the common shares of the Company with the cumulative total return on the Toronto Stock Exchange S&P/TSX Composite Index, assuming a Cdn$100 investment on December 31, 2005 and reinvestment of dividends.

17

The cumulative total return on an assumed a Cdn$100 investment on December 31, 2005 would have declined to Cdn $67, however the Company’s executive compensation has generally increased.   While total Named Executive Officer compensation was not directly correlated to this return, there has been a substantial return to Company profitability since fiscal 2007 and in the independent members of the Board’s opinion, the increase, in overall compensation has been merited.  However for fiscal 2010, the financial performance of the Company while positive, it was not at the level previously agreed with the Board.   As a result, for executives, no corporate bonuses were earned and similarly no stock options were award for 2010 performance.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth details of total compensation for each Named Executive Officer of the Company for the periods indicated.  All compensation is payable in Canadian Dollars and were translated to US Dollars at annual average exchange rates of USD to CAD for 2010: 1.0299, 2009: 1.1419 and 2008: 1.0660:

Notes:

(1)

Amounts for option based awards are valued under the Black-Scholes Options Pricing Model.

(2)

Amounts paid in the fiscal year related to performance in the prior year.

(3)

Perquisites under All Other Compensation are not in excess of Cdn$50,000 or 10% of the total base salary paid to each Named Executive Officer for the years indicated and thus are not reported.

(4)

Mr. Greene joined the Company in April 1, 2010 and subsequently left on January 23, 2011.

(5)

Mr. Eugene Syho joined the Company on January 21, 2008 and left on May 6, 2010.

(6)

Included in Mr. Syho’s All Other Compensation amount includes car allowances and severance payments.

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Outstanding share-based awards and option-based awards

The following table sets forth details of outstanding awards for each Named Executive Officer of the Company as at December 31, 2010:

	Options-based awards
Name	Number of securities underlying unexercised options	Option exercise price $ (Cdn)	Option expiration date	Value of unexercised in-the-money options $ (Cdn) (1)	Number of shares or units of shares not vested	Market value of share based awards that have not vested
Dr. Amiee Chan,	200,000	0.51	5-Oct-11	22,000	N/A	N/A
(President and Chief	40,000	1.37	1-Apr-13	Nil	N/A	N/A
Executive Officer)	40,000	0.90	1-Apr-14	Nil	N/A	N/A
	40,000	0.70	1-Apr-15	Nil	N/A	N/A
	320,000			22,000

Trevor Greene
(Chief Financial
Officer)(2)	100,000	0.74	5-May-15	Nil	N/A	N/A

Eugene Syho
(Former Chief
Financial Officer)(3)	Nil	Nil	Nil	Nil	N/A	N/A

Notes:

(1)

Calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2010, less the exercise price of the stock option(s).

(2)

Mr. Greene left the Company on January 23, 2011.

(3)

Mr. Eugene Syho left the Company on May 6, 2010.

Incentive plan awards – value vested or earned during the year

The following table sets forth details of the aggregate dollar value that would have been realized if awards had been exercised on the vesting date and the value of non-equity compensation earned during the year ended December 31, 2010 for each Named Executive Officer of the Company:

Note:

(1)

The non-equity incentive plan compensation relates to amounts earned in 2010 and paid in 2011 in accordance with the Company’s annual cash incentive compensation plan, as described above in the Report on Executive Compensation.

Pension plan benefits

Other than RRSP’s, the Company does not provide retirement benefits under defined benefit or defined contribution plans for its Named Executive Officers.

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Termination and change in control benefits

The Company has an employment agreement with each of the Named Executive Officers.  All such employment agreements may be terminated by the Named Executive Officer within a range of six to eight weeks depending upon the respective Named Executive Officer or by the Company with three months notice plus a further month of notice for each full year of service – and prorated if notice of termination is given during a partial year of service – that the Executive has with the Company, up to a maximum of twelve months.

Each agreement contains a twelve month Non-Competition and Non-Solicitation clause.

The Company has no compensatory plan or arrangement to compensate the Named Executive Officers in the event of the termination of employment (resignation, retirement, or change of control) or in the event of a change in responsibilities following a change in control, except for usual notice or payment in lieu of notice requirements in the employment agreements of such Named Executive Officers in the event of termination without just cause.  The vesting of stock options is governed by the Company’s Stock Option Plan.

Committees of the Board

As described above, the Board dissolved the Compensation Committee by unanimous vote on November 9, 2006. All functions of the Compensation Committee are now performed by the Board.  The only active committee of the Board is the Audit Committee:

MANDATE AND REPORT OF THE AUDIT COMMITTEE

The Audit Committee supports the Board in fulfilling its over-sight responsibilities regarding the integrity of the Company’s accounting and financial reporting, the Company’s internal controls and disclosure controls, the Company’s legal and regulatory compliance, the independence and performance of the Company’s external auditors and the management of the Company’s risks, credit worthiness, treasury plans and financial policy. Information regarding the Audit Committee, including its Charter is included in the Board Mandate attached hereto as Appendix “A”.

Membership

As at December 31, 2010 the Committee’s members were Margaret Good (Chair), Ugo A. Doninelli and Joseph Caprio.  Ugo A. Doninelli passed away on February 19, 2011.  On March 4, 2011 Fabio Doninelli was appointed to the Board and Audit Committee.  Ms. Good’s term as a Director and Chair of the Audit Committee will expire at the Meeting and she is not standing for re-election.  James Topham, a management nominee for Director is expected to be appointed as a Director at the Meeting and is expected to be appointed Chair of the Audit Committee thereafter.  The Committee is currently and is expected to be comprised entirely of independent directors.

The Board has determined that each past, current and expected member of the Audit Committee is “financially literate”, has “accounting or related financial management expertise” and that the Audit Committee Chair is an “audit committee financial expert” as defined by applicable securities laws. The following lists the relevant education and experience of the members of the Audit Committee that are relevant to the member’s role on the committee.

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Relevant Education and Experience

James Topham (proposed Chair of the Audit Committee) has 30 years of public practice experience as a Chartered Accountant and prior to his retirement in 2008, was a Technology Partner of KPMG’s Vancouver office. Mr. Topham currently serves as CFO of dPoint Technologies Inc., an energy recovery and fuel cell technology company and serves on the Board of two other public technology companies as well as several other private technology companies and other organizations.  Through these roles, Mr. Topham has developed experience and understanding reviewing financial statements, accounting principles, internal controls and financial reporting procedures for public Companies.  Mr. Topham was also a founder and for the first nine years, board member of the BC Technology Industry Association (“BCTIA”). In 2003, Mr. Topham founded the predecessor to the BC Cleantech CEO Alliance, to promote the cleantech industry in BC.  He is a founder and currently Chair of BC Social Venture Partners, which has raised several million dollars towards funding specific community projects.  Mr. Topham has a computer science major and a Bachelor of Commerce degree with Honours, and was the most distinguished graduate, from the Commerce Faculty of the University of Saskatchewan (1972).

Fabio Doninelli is President and Board Member of Prismafin S.A., an international investment organization with offices in Chiasso and Zurich, Switzerland, which manages a fund in excess of US$750 million. Mr. Doninelli has extensive experience in strategic advisory, portfolio management, and structuring funds. From 1982 to 1986, Mr. Doninelli served as Vice President of Trading for the Zurich Stock Exchange. Mr. Doninelli also serves as Strategy Advisor to the Boards of several public and private companies around the world.   In these senior executive capacities, Mr. Doninelli has developed experience and understanding reviewing financial statements, accounting principles, internal controls and financial reporting procedures for public companies.

Joseph Caprio is a former Dean at Colgate University, Hamilton, NY and has served as a management consultant and as an operating officer of several businesses.   In these capacities, Mr. Caprio has developed experience and understanding reviewing financial statements, accounting principles, internal controls and financial reporting procedures for public companies.  Mr. Caprio holds a BS degree in management from the University of Rhode Island, and a MA degree from Colgate University, Hamilton, NY.

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board. At each regularly scheduled quarterly meeting.  The Committee  meets separately with management and without management present, at each regularly scheduled meeting. During the year ended December 31, 2010, the Committee met four times.

Financial reporting

As part of its oversight of the Company’s financial statements, the Committee reviewed and recommended to the Board for approval, the public release and filing of the annual audited Consolidated Financial Statements and quarterly unaudited Consolidated Financial Statements of the Company, including related news releases and MD&A.  The Committee also reviewed throughout the year, any changes or adoption of significant accounting policies and significant estimates impacting the current and future financial statements of the Company.

External auditor

In accordance with the Business Corporations Act (British Columbia), the Shareholders appoint the Company’s Auditor.  In carrying out its responsibilities, the Committee has reviewed the qualifications and performance of the Auditor and recommends to the Board and to the Shareholders that Grant Thornton LLP, Chartered Accountants be reappointed as Auditor of the Company at the Meeting and that the Directors be authorized to fix their remuneration.

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The Committee is directly responsible for the oversight of the work of the external auditors, including reviewing relationships between the external auditors and the Company and resolution of disagreements between management and the external auditors regarding financial reporting, audit problems or other difficulties.  The Chair of the Committee meets separately with the engagement partner from the external audit firm during the year independently of the Committee and management.

The Committee, on delegated authority from the Board, has the sole authority to approve all audit engagement fees and terms as well as the provision of any legally permissible non-audit services provided by the external auditors.

Audit, Audit related and non-audit services

All requests for non-prohibited audit, audit related and non-audit services provided by the external auditor and its affiliates to the Company are required to be pre-approved by the Committee.  To enable this, the Company has implemented a process by which all requests for services involving the external auditor are reviewed by the Chief Financial Officer to ensure that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request. If the request passes this review, it is then presented to the Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting. If the timing of the request is urgent, it is provided to the Committee Chair for his/her review, evaluation and pre-approval or denial on behalf of the Committee (with the full Committee’s review at the next scheduled quarterly meeting). Throughout the year, the Committee monitors the actual versus approved expenditure for each of the approved requests.

Fees paid to external auditors

The following table sets forth fees paid by the Company to Grant Thornton LLP in 2010 and Ernst & Young LLP in 2009 (fees amounts are in Canadian Dollars):

	Audit Fees ($)	Audit Related Fees ($)	Tax Fees ($)	All Other Fees ($)	Total ($)

2010	167,214	39,375	-	39,900	246,489
2009	304,875	10,000	340,000	20,000	674,875

Audit fees are for the audit of the annual consolidated financial statements. Audit related fees are primarily for services related to review of other statutory filings. Tax fees are primarily for the preparation of Canadian and U.S. corporate tax returns and assistance with tax planning. All Other Fees for the year ended December 31, 2010 are primarily related to Grant Thornton LLP’s engagement to consult on the Company’s conversion to International Financial Reporting Standards (IFRS).

Internal controls and disclosure controls

The Committee, has oversight responsibility for management reporting on internal controls and requires that management implement and maintain appropriate internal control procedures. The Committee meets with the external auditors and with management to assess the adequacy and effectiveness of these systems of internal control. The Committee also reviews reports from the external auditors on the Company’s control environment and internal controls implemented to ensure any weaknesses identified have been remedied.

The Committee also monitors the Company’s financial reporting and disclosure controls processes.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information as at December 31, 2010 about the Company’s compensation plans under which equity securities are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (Cdn $) (b)	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in the first column (a)) (c)
Equity compensation plans approved by shareholders	1,518,500	$1.19	2,253,774
Equity compensation plans not approved by shareholders	Nil	Nil	Nil
Total	1,518,500	$1.19	2,253,774

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at March 31, 2011, no director or executive officer of the Company, proposed management nominee for election as a director of the Company or any associate or affiliate of any such director, executive officer or proposed nominee was indebted to the Company or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Company, including financial information provided in the Company’s consolidated comparative financial statements and management’s discussion and analysis (“MD&A”) for the Company’s most recently completed financial year, is available on the SEDAR website at www.sedar.com.

The Company will provide to any person or company, upon request to the Chief Financial Officer of the Company, a copy of the Company's consolidated comparative financial statements for its most recently completed financial year together with the accompanying report of the auditor and MD&A, and any interim financial statements of the Company subsequent to the financial statements of the Company's most recently completed financial year that have been filed together with the relevant MD&A.  The Company may require the payment of a reasonable charge if a person who is not a shareholder of the Company makes the request for information.

APPROVAL OF CIRCULAR

The contents and sending of this Information Circular have been approved by the Board of Directors of the Company on April 11, 2011.

DATED at Richmond, British Columbia, as of this 11th day of April, 20011.

By Order of the Board of Directors

“Arthur Chin”

Arthur Chin

Chief Financial Officer

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Appendix A – Board Mandate

BOARD MANDATE

1. OVERVIEW

The Norsat International Inc. (the “Company”) Board of Directors (the “Board”) represents the stakeholders’ interest in perpetuating a successful business, including optimizing long-term financial returns.  The Board is responsible for determining that the Corporation is managed in such a way to ensure this result.  This is an active, not a passive, responsibility.  The Board has the responsibility to ensure that in good times, as well as difficult ones, Management is capably executing its responsibilities.  The Board's responsibility is to regularly monitor the effectiveness of management policies and decisions including the execution of its strategies.

2. CORPORATE VALUES

The Board will be responsible for building success together for our key stakeholders – Shareholders, Customers, Employees and Partners – by incorporating Respect, Caring and Integrity in their dealings and interactions.  All of these responsibilities, however, are founded upon the successful perpetuation of the business.

3. SELECTION AND COMPOSITION OF THE BOARD

a.

Board Membership Criteria

The Chairman is responsible for reviewing with the Board, on an annual basis, the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board.  This assessment includes, but not necessarily limited to, issues of judgment, diversity, skills, and business experience such as understanding and managing technologies, international background, etc. – all in the context of an assessment of the perceived needs of the Board at that point in time.

b.

Selection and Orientation of New Directors

The Board itself is responsible, in fact as well as procedure, for selecting its own members and in recommending them for election by the shareholders.  The Board delegates the screening process involved to the Chief Executive Officer and Chief Financial Officer with the direct input from the Chairman of the Board.  The Board and the Company have a complete orientation process for new Directors that include background material, meetings with senior management and visits to Company facilities.

c.

Extending the Invitation to a Potential Director to Join the Board

The invitation to join the Board is extended by the Board itself via the Chairman of the Board and Chief Executive Officer of the Company.

4. BOARD LEADERSHIP

The Board has a policy that the role of the Chairman and Chief Executive Officer should be separate.

5. BOARD COMPOSITION AND PERFORMANCE

a.

Size of the Board

The Board is currently comprised of four directors and has fixed the maximum number at seven.  Between successive annual general meetings the Board shall have power to appoint one or more additional Directors, but not more than one-third of the number of Directors elected or appointed at the last annual general meeting at which Directors were elected.

A-1

b.

Mix and Management and Independent Directors

The Board believes that as a matter of policy, there be a majority of independent Directors on the Board.

On matters of corporate governance, the Board requires that decisions will be made by the independent Directors.

c.

Board Definition of What Constitutes Independence for Directors

No Director will qualify as independent unless the Board affirmatively determines that the Director has no material relationship with the Company.  Independent Directors are encouraged to limit the number of other boards on which they serve, taking into account potential board attendance, participation and effectiveness on these boards.  Independent Directors will also advise the Chairman of the Board and the Chairman of the Audit Committee in advance of accepting an invitation to serve on another board.  Independent Directors, may not receive any compensation for services excluding normal course Board remuneration.

No Director will qualify as independent unless the Board affirmatively determines that the Director has no material relationship with the Company. A material relationship will include but is not limited to:

•

Employment by the Company within the last 5 years

•

Receiving any fees for services (outside normal Board remunerations)

•

Immediate family of an officer

•

Controlling shareholder of the Company

•

Executive of a related company

•

Significant shareholders, Board members or executive of a competing company

The Board will review annually the relationship of each Board member with the Company.

d.

Former Executive Officer’s Board Membership

The Board believes this is a matter to be decided in each individual instance.  It is assumed that when an Executive Officer resigns from that position, he/she will submit his/her resignation from the Board at the same time.  Whether the individual continues to serve on the Board is a matter for discussion at that time with the Executive Officer and the Board.  A former Executive Officer serving on the Board will not be considered an independent Director for purposes of voting on matters of corporate governance.

e.

Term Limits

Each Board member elected will hold office until the next annual general meeting of the Company or until their successor is elected or appointed, unless their office is earlier vacated in accordance with the Articles of the Company.

6. BOARD RESPONSIBILITY

The Board is explicitly responsible for:

•

Choosing the Chief Executive Officer, and ensuring that the senior management team is sound, focused and capable of successfully managing the Company;

A-2

•

Approving annual budget and strategic business plan; and

•

Monitoring and assessing performance of the Company to plan;

Setting the broad parameters within which the management team operates.  Including adopting a strategic planning process and approving a strategic direction; defining a framework to monitor the management of business opportunities and risks, approving major corporate decisions; and approving a communications policy that includes a framework for investor relations and a public disclosure policy, which may involve a process for monitoring the relationship between the Company and investors.

Coaching the Chief Executive Officer and senior management team;

•

Monitoring and assessing the performance and compensation of the Chief Executive Officer and senior management and taking remedial action where warranted; and

•

Providing assurance to shareholders and stakeholders about the integrity of the Company’s reported financial performance.

7. BOARD COMPENSATION

It is appropriate for Management of the Company to report once a year to the Board the status of Board compensation in relation to other companies.  As part of a Director's total compensation and to create a direct linkage with corporate performance as well as shareholder value, the Board believes that a meaningful portion of a Director's compensation shall be provided and held in stock options.

Under the current compensation plan, the Company pays its Directors, who are not executive officers of the Company the following annual fees:

Chairman of the Board

$30,000

Chairman of the Audit Committee

            $25,000

Director

$20,000

Fees of $5,000 per year will be paid to each director responsible for the Company’s U.S. or Swiss subsidiaries. In addition $500 will be paid for each Board meeting attended during the calendar year and the Company reimburses its Directors for disbursements incurred on behalf of the Company. Each non-executive Board member will also receive incentive stock options (at market value).  The number of options will be determined by the Board at the time of grant.

Changes in Board compensation, if any, will come with the full discussion and concurrence by the Board.

8. ASSESSING THE BOARD’S PERFORMANCE

The Board will review their performance on an annual basis.  This is done following the end of each fiscal year and at the same time as the Board reviews the slate of Directors to be put forward to the shareholders.

This process involves a questionnaire for the members that includes both a self-evaluation and an evaluation of the Board.  Further, to assist with the evaluation of the Board and to assist in selecting future potential Board members, the Board prepares a "key skills" matrix documenting essential skill that we would like to have on the Board.

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This assessment will be of the Board's contribution as a whole and specifically review areas in which the Board and/or the Management believes a better contribution could be made.  Its purpose is to increase the effectiveness of the Board, not to target individual Board members.

9. BOARD’S INTERACTION WITH INSTITUTIONAL INVESTORS, PRESS, CUSTOMERS ETC.

The Board believes that the Management speaks for the Company.  Individual Board members may, from time to time at the request of the Management, meet or otherwise communicate with various constituencies that are involved with the Company.  If comments from the Board are appropriate, they should, in most circumstances, come from the Chairman.

10. BOARD RELATIONSHIP TO SENIOR MANAGEMENT

Board members have complete access to Management.

It is assumed that Board members will use judgment to be sure that this contact is not distracting to the business operation of the Company and that such contact, if in writing, be copied to the Chairman or Chief Executive Officer, as appropriate.

Furthermore, the Board encourages the Management to, from time to time, bring managers into Board meetings who can provide additional insight into the items being discussed because of their experience in these areas.

11. SENIOR MANAGEMENT RESPONSIBILITY

The Board recognizes that its relationship with Management is critical to healthy governance.  It is a relationship that must continue to be maintained in a delicate balance.  What is required is a common appreciation by Management and the Board of their respective roles, a mutual respect for each party in carrying them out, continuing open dialogue and communication and strong leadership within the Board.  The Board selects the Chief Executive Officer and, it works with senior management as collaborator in advancing the interests of the Company.  In doing so, it delegates authority and recognize that, once authority is delegated, Management must be free to manage.  But the Board also recognizes that it has the responsibility to test and question Management assertions, to monitor progress, to evaluate Management’s performance and where warranted to take corrective action.  To this end the Board has approved an Approval Matrix that clearly establishes authorization limits and responsibilities.

12. MEETING PROCEDURES

The Chairman of the Board (and Committees) will establish the agenda for each meeting with the assistance of the Chief Executive Officer and the Chief Financial Officer.  Each Board member is free to suggest the inclusion of item(s) on the agenda. Information and data that is important to the Board's understanding of the business will be distributed in writing to the Board before the Board meets.  Management will make every attempt to see that this material is as brief as possible while still providing the desired information.  The expectation is that this material be fully reviewed by Board members prior to meeting.

The independent Directors of the Board will meet in In-Camera Session two or three times each year.  In-Camera Sessions will be chaired by the Chairman of the Board.  The format of these meetings will include a discussion as to the quality of the information being presented to the Board and a self-review of the Board’s effectiveness including the quality of their discussions.

13. ATTENDANCE OF NON-DIRECTORS AT BOARD MEETINGS

The Board will from time to time invite non-board members to present information to the Board.  Should the Chairman want to add additional people as attendees on a regular basis, this suggestion shall be made to the Board for its concurrence.

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14. COMMITTEE MATTERS

From time to time, the Board may want to form a new committee or disband a current Committee depending upon the circumstances.  At all times the Board will maintain on the Audit Committee and Compensation Committee.  All committees will maintain a formal written charter.

At its annual meeting, the Board shall review and reassess the adequacy of the charter(s) and shall make such modifications or amendments to the charter(s) as the Board shall deem necessary or desirable.  Nothing herein shall prevent the Board from adopting standards, policies, procedures and responsibilities beyond those set out in the charter(s).

The Board shall annually review the structure and membership of its Committees and shall take such action as may be necessary to ensure that the structure and membership of the Committees meet the requirements set forth in their respective charter.

a.

Frequency and Length of Committee Meetings

The Committee Chairman, in consultation with committee members, will determine the frequency and length of the meetings of the Committee.

b.

Audit Committee

See APPENDIX I – AUDIT COMMITTEE CHARTER

c.

Compensation Committee

See APPENDIX II – COMPENSATION COMMITTEE CHARTER

15. FORMAL EVALUATION OF THE CHIEF EXECUTIVE OFFICER

The full Board (independent Directors) will make this evaluation annually, and the Chairman will communicate it to the Chief Executive Officer.  The evaluation will be based on objective criteria including performance of the business, accomplishment of long-term strategic objectives, development of Management, etc.  This evaluation will be used by the Compensation Committee in the course of its deliberations when considering the compensation of the Chief Executive Officer.

16. SUCCESSION PLANNING

There will be an annual report by the Chief Executive Officer to the Board on succession planning. There will also be available, on a continuing basis, the Chairman's and the Chief Executive Officer's recommendation as a successor should he/she be unexpectedly disabled.

17. MANAGEMENT DEVELOPMENT

There will be an annual report to the Board by the Chief Executive Officer on the Company's program for management development.  This report will be given to the Board at the same time as the succession planning report noted previously.

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APPENDIX I – AUDIT COMMITTEE CHARTER

1. OVERVIEW

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Norsat International Inc. (the “Company”) is to assist the Board in achieving its oversight responsibilities with respect to the Company.  The Committee shall be governed by this Charter.

2. ORGANIZATION

The Committee shall be composed of not less than three Independent Directors, as defined below. Each must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement (or be able to do so within a reasonable period of time after appointment to the Committee); and (c) at least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

3. DEFINITION OF WHAT CONSTITUTES INDEPENDENCE FOR DIRECTORS

For purposes of this Charter, an “Independent Director” is defined the same as that defined in the Board Mandate.

4. STATEMENT OF POLICY

The Committee shall provide assistance to the Board in fulfilling their responsibility to the shareholders, potential shareholders, and investment community relating to corporate reports of the Company.  In so doing, it is the responsibility of the Committee to maintain free and open means of communication between the directors, the independent auditors, and the financial Management of the Company.

5. RESPONSIBILITIES

In carrying out its responsibilities, the Committee shall: (a) review the Company’s annual audited and quarterly financial statements prior to release to any shareholder, governmental body or the public, including any certification, report, opinion, or review rendered by the Company’s auditors; (b) review on an annual basis the independence of the Company’s auditor; (c) be directly responsible for the appointment, compensation and oversight of the auditors including pre-approving all non-audit services provided by the audit firm; (d) provide an assessment of the effectiveness of the Company’s internal controls over financial reporting; (e) at the request of the Board, review the Company’s other financial statements, reports and information submitted to any shareholder, governmental body or the public; and (f) perform such other duties and tasks as shall be requested by the Board in furtherance of the foregoing.

6. PROCEDURES

The Committee shall adhere to the following procedures in order to carry out its purpose and responsibilities:

•

Annually, review with Management and recommend to the Board the appointment of independent auditors of the Company, its divisions and subsidiaries.

•

Meet with the independent auditors and financial Management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors.

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•

Review with the independent auditors and the financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls, information technology controls, security and other matters relating to the Company, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures or particular areas where new or more detailed controls or procedures are desirable.  Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.  Further, the committee periodically should review Company policy statements to determine their adherence to the code of conduct.

•

Review the internal audit function of the Company including the independence and authority of its reporting obligations; the proposed audit plans for the coming year, and the coordination of such plans with the independent auditors.

•

Receive prior to each meeting, an overview of findings from completed internal audits and a progress report on the proposed internal audit plan, with explanations for any deviations from the original plan.

•

Prior to their release, review the financial statements contained in the annual report to shareholders with Management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders.  Any changes in accounting principles should be reviewed.

•

Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of Management present.  Among the items to be discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit.

•

Review accounting and financial human resources and succession planning within the Company.

•

The Committee shall: (a) prepare minutes of all Committee minutes and distribute copies thereof to the Board; and (b) prepare an annual report to the Board specifying the actions the Committee took during the preceding year to satisfy its responsibilities hereunder.  Specifically, the report shall disclose whether the Committee has reviewed and discussed the annual financial statements with Management, discussed the required items with the independent accountants and auditors, and received the written report from the auditors regarding their independence.  Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

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APPENDIX II – COMPENSATION COMMITTEE CHARTER

1. OVERVIEW

The purpose of the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Norsat International Inc. (the “Company”) is to assist the Board in achieving its oversight responsibilities with respect to the Company.  The Committee shall be governed by this Charter.

2. ORGANIZATION

The Committee shall be composed of not less than three Independent Directors, as defined below.  For purposes of this Charter, an “Independent Director” is defined the same as that defined in the Board Mandate.

3. STATEMENT OF POLICY

The Committee shall provide assistance to the Board in fulfilling their responsibility to the shareholders, potential shareholders, and investment community relating to executive compensation and recruitment.  In so doing, it is the responsibility of the Committee to maintain free and open means of communication between the Directors, the Chief Executive Officer and the human resources management of the Company.

4. RESPONSIBILITIES

In carrying out its responsibilities, the Committee shall: (a) review the Company’s annual Information Circular prior to release to any shareholder, government body or the public, (b) review the performance and compensation package of the Chief Executive Officer and executive management, (c) review stock option grants and (d) perform such other duties and tasks as shall be requested by the Board in furtherance of the foregoing.

5. PROCEDURES

The Committee shall adhere to the following procedures in order to carry out its purpose and responsibilities:

•

Annually, conduct a review of the performance of the Chief Executive Officer in carrying out his/her duties and performance to plan and report to the Board.

•

With the assistance of Human Resources, conduct an annual review of compensation practices for the industry and recommend a compensation package for the Chief Executive Officer to the Board.

•

Review all grants of stock options and recommend approval of the Board.

•

With the Chief Executive Officer, review and approve performance and compensation packages for executive management.

•

Annually, review and approve the compensation section of the Information Circular to shareholders.

•

Review succession planning for the Chief Executive Officer and executive management.

•

The Committee shall: (a) prepare minutes of all Committee minutes and distribute copies thereof to the Board; and (b) prepare an annual report to the Board specifying the actions the Committee took during the preceding year to satisfy its responsibilities hereunder.  Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

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